Exhibit 99.1

Nokia Group January-June 2024 compared to January-June 2023

Net sales

In the first half of 2024, net sales were EUR 8 910 million compared to EUR 11 013 million in the first half of 2023, representing a decrease of 19% compared to the year-ago period. In addition to the negative impact from foreign exchange rate fluctuations, the performance was mainly driven by declines across Mobile Networks, Network Infrastructure and Cloud and Network Services. This was somewhat offset by growth in Nokia Technologies.

Gross margin

In the first half of 2024, gross margin increased 740 basis points to 46.5% compared to the first half of 2023. The gross margin increase was primarily driven by the benefits of catch-up net sales in Nokia Technologies and strong improvements in Mobile Networks which benefited from supportive regional mix and the accelerated recognition of net sales in Q2 2024.

Operating profit and margin

Operating profit in the first half of 2024 was EUR 836 million compared to EUR 890 million. Operating margin in the first half of 2024 was 9.4% compared 8.1% in the first half of 2023. The decrease in operating profit was mainly driven by lower net sales. Operating expenses increased year-on-year mainly reflecting higher restructuring and associated charges. The first half of 2023 benefited from lower variable pay accruals. This was somewhat offset by catch-up net sales in Nokia Technologies, the accelerated recognition of net sales in Mobile Networks and higher other operating income, mainly related to the divestment of businesses and associated companies and a positive fluctuation in loss allowances on certain trade receivables.

Profit from continuing operations

Profit from continuing operations in the first half of 2024 was EUR 821 million, compared to profit of EUR 570 million in the first half of 2023. The increase in profit from continuing operations when compared to the first half of 2023 was mainly driven by a net positive fluctuation in financial income and expenses and lower income tax expenses, which more than offset the decrease in operating profit. The net positive fluctuation in financial income and expenses reflected favorable foreign exchange rates and higher interest income. The lower income tax expenses reflected a change in the recognition of deferred tax assets.

(1) Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the ”Alternative performance measures” section.

Profit/loss from discontinued operations

The loss from discontinued operations in the first half of 2024 was EUR 525 million, compared to a profit of EUR 8 million in the first half of 2023. The loss from discontinued operations in the first half of 2024 reflects the accounting for Submarine Networks being moved into discontinued operations. The loss is mainly related to an impairment charge of EUR 514 million in connection with Submarine Networks.

Earnings per share

Diluted EPS from continuing operations was EUR 0.15 in the first half of 2024, compared to EUR 0.10 in the first half of 2023. Diluted EPS from discontinued operations was negative EUR 0.09 in the first half of 2024, compared to zero in the first half of 2023. Diluted EPS was EUR 0.05 in the first half of 2024, compared to EUR 0.10 in the first half of 2023.

Cash performance

During the first half of 2024, Nokia’s cash and cash equivalents increased EUR 619 million, resulting in an end-of-period balance of EUR 6 853 million. Total cash and interest-bearing financial investments(1) increased EUR 640 million, resulting in an end-of-period balance of EUR 9 154 million. Nokia’s net cash and interest-bearing financial investments(1) increased EUR 1 152 million, resulting in an end-of-period balance of EUR 5 475 million.

Cash and cash flow in the first half of 2024

EUR billion

EUR million	30 June 2024	31 December 2023	Change

Cash and cash equivalents	6 853	6 234	10%

Total cash and interest-bearing financial investments(1)	9 154	8 514	8%

Net cash and interest-bearing financial investments(1)(2)	5 475	4 323	27%

(1)	Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the ”Alternative performance measures” section.
(2)	Net cash and interest-bearing financial investments does not include lease liabilities.

The cash flow descriptions below include cash flows from both continuing and discontinued operations.

Net cash flows from operating activities

Net cash flows from operating activities were driven by:

▪	Nokia’s cash flow from operations before changes in net working capital of EUR 1 417 million.
▪	The cash inflow related to net working capital in the quarter was approximately EUR 400 million. This included approximately EUR 270 million of restructuring and associated cash outflows, related to our current and previous cost savings programs. The remaining EUR 670 million of inflows can be broken down as follows:
○	The decrease in receivables was approximately EUR 1 190 million primarily driven by cash inflows related to 5G deployments in India, somewhat offset by a decrease in the balance sheet impact related to the sale of receivables in the period.
○	The decrease in inventories was approximately EUR 40 million.
○	The decrease in liabilities was approximately EUR 560 million, primarily related to decreases in accounts payable and contract liabilities.
▪	An outflow related to cash taxes of approximately EUR 230 million.

Net cash flows from investing activities

▪	Net cash flow from investing activities was related primarily to net cash inflows related to proceeds from interest-bearing financial investments of approximately EUR 660 million, the disposal of shares in associated companies of approximately EUR 180 million, the disposal of businesses of approximately EUR 100 million and the sale of assets of approximately EUR 60 million. This was partially offset by net cash outflows related primarily to purchases of interest-bearing financial investments of approximately EUR 660 million and capital expenditures(1) of approximately EUR 210 million.

(1) Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the ”Alternative performance measures” section.

Net cash flows used in financing activities

▪	Net cash flows used in financing activities was related primarily to repayment of long-term borrowings of approximately EUR 460 million, dividend payments of approximately EUR 390 million, lease payments of approximately EUR 110 million and the acquisition of treasury shares of approximately EUR 100 million.

Change in cash and cash equivalents, total cash and interest-bearing financial investments(1), and net cash and interest-bearing financial investments(1)

In the first half of 2024, the approximately EUR 20 million difference between the change in cash and cash equivalents and total cash and interest-bearing financial investments was due to changes in non-current and current interest-bearing financial investments.

In the first half of 2024, the approximately EUR 510 million difference between the change in total cash and interest-bearing financial investments and net cash and interest-bearing financial investments was primarily due to the repayment of debt of approximately EUR 460 million and changes in the carrying amounts of certain issued bonds, as a result of interest rate and foreign exchange rate fluctuations.

Free cash flow(1)

During the first half of 2024, Nokia’s free cash flow was positive EUR 1 349 million, mainly driven by operating profit and cash inflows related to net working capital. These were somewhat offset by capital expenditures, restructuring and income taxes.

Shareholder distribution

Dividend

Under the authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

On 18 July 2024, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 23 July 2024 and the dividend will be paid on 1 August 2024. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.06 per share.

Share buyback program

In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The first EUR 300 million phase of the share buyback program started in March 2024. Under this phase, Nokia had by 30 June 2024 repurchased 29 507 303 of its own shares at an average price per share of approximately EUR 3.41.

On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that values Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares (“ADSs”) depending on the elections of Infinera shareholders. Nokia’s Board of Directors is committed to repurchase additional shares on top of the on-going EUR 600 million program to offset the dilution from the transaction to Nokia shareholders. The Board intends to increase the scale of the buyback program once the result of the Infinera shareholder elections are known (between cash and Nokia ADSs). In the interim, Nokia’s Board of Directors intends to accelerate the timeframe for the existing EUR 600 million share buyback program with the aim of completing the full EUR 600 million by the end of this year instead of the initial two year timeframe.

Significant events

January – June 2024

On 25 January 2024, Nokia announced that its Board of Directors is initiating a share buyback program to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The repurchases under the first phase of the program commenced on 20 March 2024.

On 8 February 2024, Nokia announced it had signed its last remaining major smartphone patent license agreement that remained under negotiation and concluded its smartphone patent license renewal cycle which began in 2021. In addition to license agreements signed with Apple and Samsung in 2023, and Huawei in December 2022, Nokia Technologies announced agreements with Honor, OPPO and vivo, among others at the beginning of 2024. Nokia Technologies has now entered a period of stability with no major smartphone license agreements expiring for a number of years. Refer to the Segment details section in this report for more information on the financial impact of completion of the patent license renewal cycle.

On 27 June 2024, Nokia announced it has entered into a put option agreement to sell Alcatel Submarine Networks (ASN), a leading submarine networks business, to the French State for an enterprise value of EUR 350 million, subject to informing and consulting with the relevant employee representatives at ASN and Nokia. Nokia will retain a 20% shareholding with board representation to ensure a smooth transition until targeted exit, at which point the French State would acquire Nokia’s remaining interest. The sale is expected to close at the end of 2024 or beginning of 2025, subject to customary closing conditions and regulatory approvals.

On 27 June 2024, Nokia and Infinera, a global supplier of innovative open optical networking solutions and advanced optical semiconductors, announced a definitive agreement under which Nokia will acquire Infinera, in a transaction valuing the company at $6.65 per share or an enterprise value of US$ 2.3 billion. At least 70% of the consideration will be paid in cash and Infinera’s shareholders can elect to receive up to 30% of the aggregate consideration in the form of Nokia ADSs. In conjunction with this transaction, Nokia’s Board of Directors has committed to increasing and accelerating Nokia’s on-going share buyback program to mitigate any dilution from the equity component of the acquisition. Nokia and Infinera see a significant opportunity in merging to improve scale and profitability, enabling the combined business to accelerate the development of new products and solutions to benefit customers.

Additional topics

Sale of Submarine Networks

On 27 June 2024, Nokia announced it has entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l’Etat (APE), subject to informing and consulting with the relevant employee representatives at ASN and Nokia, along with other customary closing conditions and regulatory approvals. The put option agreement contemplates the sale of ASN for an enterprise value of EUR 350 million, while the final proceeds will depend on the working capital and net debt balances of ASN at closing. In Q2 2024, Nokia recorded a noncash impairment charge of EUR 514 million related to the difference between the carrying value of the business and the expected proceeds from the sale. Beginning with Q2 2024, Nokia is accounting for ASN as a discontinued operation.

Update on TD Tech

Nokia holds a 51% ownership interest in TD Tech Holding Limited (“TD Tech HK”), a Hong Kong based joint venture holding company which Nokia has accounted for as an investment in associates and joint ventures. In the second quarter of 2024, TD Tech HK completed the divestment of the entire business of the joint venture through the sale of its operating subsidiaries to a consortium consisting of Huawei Technologies, Chengdu High-tech Investment Group and other buyers. Following the divestment, Nokia is in the process of exiting from its shareholding in the parent company TD Tech HK. Nokia considers the transactions as a sale of associated companies and joint ventures and has recorded a gain of EUR 186 million and net proceeds of EUR 173 million from the sale.

Vodafone Idea

In Q2 2024, Nokia Solutions and Networks India Private Limited entered into an agreement with Vodafone Idea Limited (“VIL”) to settle outstanding dues and convert them to an equity stake in VIL. The transaction was approved by VIL shareholders in July. The impact of the transaction is expected to be visible in Nokia’s Q3 results and the equity stake is subject to a six-month lock-up period.

Shares

The total number of Nokia shares on 30 June 2024, equaled 5 613 496 565. On 30 June 2024, Nokia and its subsidiary companies held 115 511 381 Nokia shares, representing approximately 2.1% of the total number of Nokia shares and voting rights.

Risk Factors

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

▪	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;
▪	Changes in customer network investments related to their ability to monetize the network;
▪	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
▪	Our ability to procure certain standard components and the costs thereof, such as semiconductors;
▪	Disturbance in the global supply chain;
▪	Impact of inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;
▪	Potential economic impact and disruption of global pandemics;
▪	War or other geopolitical conflicts, disruptions and potential costs thereof;
▪	Other macroeconomic, industry and competitive developments;
▪	Timing and value of new, renewed and existing patent licensing agreements with licensees;
▪	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;
▪	The outcomes of on-going and potential disputes and litigation;
▪	Our ability to execute, complete and realize the expected benefits from our ongoing transactions;
▪	Timing of completions and acceptances of certain projects;
▪	Our product and regional mix;
▪	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
▪	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;
▪	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this report, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors.

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments;

D) ability to execute, expectations, plans or benefits related to our ongoing transactions and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including “continue”, “believe”, “commit”, “envisage”, ”estimate”, “expect”, “aim”, “will”, “target”, “likely”, “intend”, “may”, “could”, “would”, “see”, “forecast”, “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

Financial statement information

Consolidated income statement (condensed)

EUR million	Note	Q2’24	Q2’23	Q1-Q2’24	Q1-Q2’23

Net sales	2, 4	4 466	5 438	8 910	11 013

Cost of sales		(2 530)	(3 290)	(4 764)	(6 704)

Gross profit	2	1 936	2 148	4 146	4 308

Research and development expenses		(1 134)	(1 034)	(2 259)	(2 130)

Selling, general and administrative expenses		(715)	(690)	(1 408)	(1 407)

Other operating income and expenses		345	45	358	118

Operating profit	2	432	469	836	890

Share of results of associates and joint ventures		3	(13)	3	(19)

Financial income and expenses		27	(54)	84	(77)

Profit before tax		461	402	924	794

Income tax expense	6	(92)	(115)	(103)	(224)

Profit from continuing operations		370	287	821	570

(Loss)/profit from discontinued operations		(512)	2	(525)	8

(Loss)/Profit for the period		(142)	289	296	578

Attributable to

Equity holders of the parent		(146)	290	288	569

Non-controlling interests		3	(1)	8	9

Earnings per share attributable to equity holders of the parent

Basic earnings per share, EUR

Continuing operations		0.07	0.05	0.15	0.10

Discontinued operations		(0.09)	0.00	(0.10)	0.00

Profit for the period		(0.03)	0.05	0.05	0.10

Average number of shares (‘000 shares)		5 509 849	5 558 878	5 517 802	5 568 389

Diluted earnings per share, EUR

Continuing operations		0.07	0.05	0.15	0.10

Discontinued operations		(0.09)	0.00	(0.09)	0.00

Profit for the period		(0.03)	0.05	0.05	0.10

Average number of shares (‘000 shares)		5 562 292	5 616 185	5 563 542	5 623 523

Beginning from the second quarter of 2024 Nokia has presented its Submarine Networks business as discontinued operation. The comparative information has been recast accordingly.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

Consolidated statement of comprehensive income (condensed)

EUR million	Q2’24	Q2’23	Q1-Q2’24	Q1-Q2’23

(Loss)/Profit for the period	(142)	289	296	578

Other comprehensive income

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit plans	136	(225)	264	(146)

Income tax related to items that will not be reclassified to profit or loss	(38)	56	(73)	37

Total of items that will not be reclassified to profit or loss	98	-169	191	-109

Items that may be reclassified to profit or loss

Translation differences	89	(32)	266	(313)

Net investment hedges	(9)	36	(16)	111

Cash flow and other hedges	5	(16)	25	(15)

Financial assets at fair value through other comprehensive income	5	(14)	13	(37)

Other changes, net	(3)	3	1	—

Income tax related to items that may be reclassified subsequently to profit or loss	1	4	4	(10)

Total of items that may be reclassified to profit or loss	88	(19)	293	(264)

Other comprehensive income/(loss), net of tax	186	(188)	484	(373)

Total comprehensive income for the period	44	101	780	205

Attributable to:

Equity holders of the parent	40	105	772	200

Non-controlling interests	4	(4)	8	5

Total comprehensive income/expense attributable to equity holders of the parent arises from:

Continuing operations	548	96	1 277	201

Discontinued operations	(508)	9	(505)	(1)

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

Consolidated statement of financial position (condensed)

EUR million	Note	30 June 2024	30 June 2023	31 December 2023

ASSETS

Goodwill		5 601	5 591	5 504

Other intangible assets		961	1 136	1 086

Property, plant and equipment		1 361	1 962	1 951

Right-of-use assets		815	927	906

Investments in associated companies and joint ventures		89	170	88

Non-current interest-bearing financial investments	7	438	865	715

Other non-current financial assets	7	1 104	1 047	1 100

Defined benefit pension assets	5	6 590	6 575	6 258

Deferred tax assets	6	3 691	3 777	3 873

Other non-current receivables		196	236	213

Total non-current assets		20 844	22 287	21 694

Inventories		2 479	3 317	2 719

Trade receivables	7	3 572	5 354	4 921

Contract assets		782	1 103	1 136

Current income tax assets		344	351	307

Other current receivables		933	855	764

Current interest-bearing financial investments	7	1 863	1 860	1 565

Other current financial and firm commitment assets	7	362	513	441

Cash and cash equivalents	7	6 853	5 106	6 234

Total current assets		17 186	18 459	18 087

Assets held for sale		828	—	79

Total assets		38 859	40 747	39 860

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		246	246	246

Share premium		733	590	628

Treasury shares		(449)	(515)	(352)

Translation differences		13	(46)	(249)

Fair value and other reserves		3 826	3 745	3 605

Reserve for invested unrestricted equity		15 249	15 489	15 255

Retained earnings		1 305	1 671	1 404

Total shareholders’ equity		20 924	21 180	20 537

Non-controlling interests		94	96	91

Total equity		21 018	21 276	20 628

Long-term interest-bearing liabilities	7, 8	2 747	3 584	3 637

Long-term lease liabilities		719	839	799

Defined benefit pension and post-employment liabilities	5	2 127	2 395	2 299

Deferred tax liabilities		664	343	725

Contract liabilities		234	127	210

Other non-current liabilities		106	94	111

Provisions	9	534	581	518

Total non-current liabilities		7 131	7 964	8 299

Short-term interest-bearing liabilities	7, 8	932	587	554

Short-term lease liabilities		209	193	198

Other financial and firm commitment liabilities	7	756	899	830

Contract liabilities		1 851	1 916	2 157

Current income tax liabilities		169	194	203

Trade payables	7	2 901	4 257	3 423

Other current liabilities	7	2 415	2 770	2 824

Provisions	9	676	690	744

Total current liabilities		9 909	11 507	10 933

Liabilities associated with assets held for sale	3	801	—	—

Total shareholders’ equity and liabilities		38 859	40 747	39 860

Shareholders’ equity per share, EUR		3.81	3.82	3.72

Number of shares (1 000 shares, excluding treasury shares)		5 497 985	5 547 782	5 525 601

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

Consolidated statement of cash flows (condensed)

EUR million	Q2’24	Q2’23	Q1-Q2’24	Q1-Q2’23

Cash flow from operating activities

(Loss)/Profit for the period	(142)	289	296	578

Adjustments	767	532	1 121	988

Impairment charges	527	(1)	544	(4)

Depreciation and amortization	268	272	529	538

(Gain)/loss on sale of businesses and associated companies	(252)	8	(252)	(18)

Restructuring charges	140	56	222	75

Financial income and expenses	(30)	55	(81)	73

Income tax expense	91	116	104	228

Other	23	26	55	96

Cash flows from operations before changes in net working capital	625	821	1 417	1 566

Change in net working capital	(26)	(953)	401	(1 459)

Decrease in receivables	427	48	1 192	81

Decrease/(increase) in inventories	12	(51)	44	(124)

Decrease in non-interest-bearing liabilities	(465)	(950)	(835)	(1 416)

Cash flows from/(used in) operations	599	(132)	1 818	107

Interest received	58	51	112	81

Interest paid	(56)	(55)	(140)	(106)

Income taxes paid, net	(112)	(197)	(234)	(332)

Net cash flows from/(used in) operating activities	489	(333)	1 556	(250)

Cash flow from investing activities

Purchase of property, plant and equipment and intangible assets	(95)	(127)	(207)	(359)

Proceeds from sale of property, plant and equipment and intangible assets	31	84	56	98

Acquisition of businesses, net of cash acquired	(6)	—	(6)	—

Proceeds from disposal of businesses, net of cash disposed	100	(5)	100	17

Proceeds from disposal of shares in associated companies	183	—	183	4

Purchase of interest-bearing financial investments	(257)	(320)	(655)	(1 335)

Proceeds from interest-bearing financial investments	314	1 384	658	2 397

Purchase of other non-current financial assets	(27)	(25)	(35)	(41)

Proceeds from other non-current financial assets	20	21	50	25

Foreign exchange hedging of cash and cash equivalents	12	51	30	29

Other	4	3	5	4

Net cash flows from investing activities	279	1 066	179	839

Cash flow from financing activities

Acquisition of treasury shares	(90)	(82)	(98)	(163)

Proceeds from long-term borrowings	—	1	—	496

Repayment of long-term borrowings	(84)	(85)	(459)	(798)

(Repayment of)/proceeds from short-term borrowings	(4)	(19)	(40)	(5)

Payment of principal portion of lease liabilities	(54)	(60)	(107)	(127)

Dividends paid	(225)	(167)	(391)	(279)

Net cash flows used in financing activities	(457)	(412)	(1 095)	(876)

Translation differences	9	(42)	7	(74)

Net increase/(decrease) in cash and cash equivalents	320	279	647	(361)

Cash and cash equivalents at beginning of period	6 561	4 827	6 234	5 467

Cash and cash equivalents at end of period(1)	6 881	5 106	6 881	5 106

(1)	Cash and cash equivalents at the end of Q2’24 includes EUR 28 million presented as assets held for sale in the statement of financial position.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

Consolidated statement of changes in shareholders’ equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders’ equity	Non- controlling interests	Total equity

1 January 2023	246	503	(352)	169	3 905	15 487	1 375	21 333	93	21 426
Profit for the period	—	—	—	—	—	—	569	569	9	578

Other comprehensive loss	—	—	—	(215)	(160)	—	6	(369)	(4)	(373)

Total comprehensive income	—	—	—	(215)	(160)	—	575	200	5	205

Share-based payments	—	93	—	—	—	—	—	93	—	93

Settlement of share-based payments	—	(6)	—	—	—	4	—	(2)	—	(2)

Acquisition of treasury shares(1)	—	—	(163)	—	—	(2)	—	(165)	—	(165)

Disposal of subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)

Dividends	—	—	—	—	—	—	(279)	(279)	—	(279)

Total transactions with owners	—	87	(163)	—	—	2	(279)	(353)	(2)	(355)

30 June 2023	246	590	(515)	(46)	3 745	15 489	1 671	21 180	96	21 276

1 January 2024	246	628	(352)	(249)	3 605	15 255	1 404	20 537	91	20 628
Profit for the period	—	—	—	—	—	—	288	288	8	296

Other comprehensive income	—	—	—	262	221	—	—	484	—	484
Total comprehensive income	—	—	—	262	221	—	288	772	8	780

Share-based payments	—	115	—	—	—	—	—	115	—	115

Settlement of share-based	—	(10)	—	—	—	6	—	(4)	—	(4)

payments

Acquisition of treasury shares(1)	—	—	(97)	—	—	(12)	—	(109)	—	(109)

Dividends	—	—	—	—	—	—	(386)	(386)	(5)	(391)

Total transactions with owners	—	105	(97)	—	—	(6)	(386)	(384)	(5)	(389)

30 June 2024	246	733	(449)	13	3 826	15 249	1 305	20 924	94	21 018

(1)

Treasury shares acquired during 2024 are acquired as part of the share buyback program announced on 25 January 2024. The repurchases started on 20 March 2024. The purpose of the repurchases is to optimize Nokia’s capital structure through the reduction of capital. The repurchased shares will be cancelled.

Treasury shares acquired during 2023 were acquired as part of the share buyback program announced on 3 February 2022. The repurchased shares were cancelled on 30 November 2023.

The repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with accompanying notes.

Notes to Financial statements

1. GENERAL INFORMATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2023 prepared in accordance with IFRS Accounting Standards as published by the IASB and as adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2023 except for the following:

Starting from the first quarter of 2024 Nokia provides regional net sales information for the Nokia group and its reportable segments based on three geographical areas: 1) Americas, 2) APAC, and 3) EMEA. Net sales information for the group is further divided into sub-regions as follows: Americas consists of North America and Latin America, APAC consists of Greater China, India and Rest of APAC (formerly reported as Asia Pacific region), and EMEA consists of Europe and Middle East & Africa. The purpose of the change is to increase transparency of net sales information for the reportable segments.

In the second quarter of 2024 Nokia entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l’Etat (APE), subject to informing and consulting with the relevant employee representatives at ASN and Nokia along with other customary closing conditions and regulatory approvals. Beginning from the second quarter of 2024, the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as discontinued operation. Comparative financial information presented in the consolidated income statement and disclosed in the relevant notes has been recast accordingly. For more information on the discontinued operations, refer to Note 3. Discontinued operations and disposal groups held for sale.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. The financial results included in this report have been authorized for issue by the Board of Directors on 18 July 2024.

Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

Nokia Shanghai Bell

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provides China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin’s ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin’s ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense. In the second quarter of 2024 the contractual arrangement set to expire on 30 June 2024 was extended until 30 September 2024. If the arrangement expires unexercised, Nokia will derecognize the financial liability and record non-controlling interest equal to its share of NSB’s net assets with any difference recorded within shareholders’ equity.

TD Tech

Nokia holds a 51% ownership interest in TD Tech Holding Limited (“TD Tech HK”), a Hong Kong based joint venture holding company which Nokia has accounted for as an investment in associated companies and joint ventures. In the second quarter of 2024, TD Tech HK completed the divestment of the entire business of the joint venture through the sale of its operating subsidiaries to a consortium consisting of Huawei Technologies, Chengdu High-tech Investment Group and other buyers. Following the divestment, Nokia is in the process of exiting from its shareholding in the parent company TD Tech HK. Nokia considers the transactions as a sale of associated companies and joint ventures and has recorded a gain of EUR 186 million related to the sale and received a cash consideration of EUR 173 million from the sale in the quarter.

Device Management and Service Management Platform businesses

In the second quarter of 2024 Nokia closed the sale of its Device Management and Service Management Platform businesses, which were part of Cloud and Network Services, to Lumine Group Inc. Nokia recorded a gain of EUR 68 million related to the sale and received a cash consideration of EUR 105 million from the sale.

Foreign exchange rates

Nokia’s net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure of Nokia’s continuing and discontinued operations to different currencies for net sales and total costs.

	Q2’24		Q2’23		Q1’24
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs

EUR	~25%	~30%	~25%	~25%	~20%	~35%

USD	~55%	~45%	~50%	~50%	~60%	~40%

INR	~0%	~5%	~5%	~5%	~0%	~5%

CNY	~5%	~5%	~5%	~5%	~5%	~5%

Other	~15%	~15%	~15%	~15%	~15%	~15%

Total	100%	100%	100%	100%	100%	100%

End of Q2’24 balance sheet rate 1 EUR = 1.07 USD, end of Q2’23 balance sheet rate 1 EUR = 1.09 USD and end of Q1’24 balance sheet rate 1 EUR = 1.08 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2024, did not have a material impact on Nokia’s consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia’s consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 is yet to be endorsed by the EU. Nokia is assessing the impact of IFRS 18 on its consolidated financial statements but as it’s not changing the recognition and measurement requirements it is not expected to have significant impact other than on the presentation of financial information.

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2023. Beginning from the second quarter of 2024, Nokia has presented its Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, as discontinued operation. Comparative information for Network Infrastructure segment has been revised accordingly.

Accounting policies of the segments are the same as those for the group, except that segment operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring-related charges and certain other items of income and expenses that may not be indicative of the business operating results. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q2’24 EUR million	Network Infrastructure(1)	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales to external customers	1 522	1 969	615	356	4	—	4 466

Net sales to other segments	—	1	—	—	—	(1)	—

Operating profit/(loss)	97	171	(25)	258	(78)	9	432

Share of results of associates and joint	—	—	2	—	0	—	3

ventures

Financial income and expenses							27

Profit before tax							461

Depreciation and amortization	(41)	(98)	(18)	(9)	(4)	(98)	(268)

(1)	Includes IP Networks net sales of EUR 586 million, Optical Networks net sales of EUR 405 million and Fixed Networks net sales of EUR 532 million.

Q2’23 EUR million	Network Infrastructure(1)	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales to external customers	1 706	2 622	742	334	33	—	5 438

Net sales to other segments	—	1	—	—	2	(2)	—

Operating profit/(loss)	252	206	16	236	(91)	(150)	469

Share of results of associates and joint	—	(12)	2	(2)	—	—	(13)

ventures

Financial income and expenses							(54)

Profit before tax							402

Depreciation and amortization	(42)	(88)	(21)	(10)	(7)	(104)	(272)

(1)	Includes IP Networks net sales of EUR 618 million, Optical Networks net sales of EUR 492 million and Fixed Networks net sales of EUR 596 million.

Q1-Q2’24 EUR million	Network Infrastructure(1)	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales to external customers	2 961	3 545	1 265	1 113	25	—	8 910

Net sales to other segments	—	2	1	—	1	(3)	—

Operating profit/(loss)	183	129	(52)	916	(153)	(187)	836

Share of results of associates and joint	—	—	3	—	—	—	3

ventures

Financial income and expenses							84

Profit before tax							924

Depreciation and amortization	(84)	(187)	(37)	(17)	(8)	(196)	(529)

(1)	Includes IP Networks net sales of EUR 1 179 million, Optical Networks net sales of EUR 749 million and Fixed Networks net sales of EUR 1 032 million.

Q1-Q2’23 EUR million	Network Infrastructure(1)	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales to external customers	3 669	5 187	1 501	576	80	—	11 013

Net sales to other segments	1	3	—	—	4	(8)	—

Operating profit/(loss)	588	342	(4)	385	(222)	(201)	890

Share of results of associates and joint	—	(30)	3	9	0	—	(19)

ventures

Financial income and expenses							(77)

Profit before tax							794

Depreciation and amortization	(84)	(176)	(44)	(19)	(9)	(206)	(538)

(1)	Includes IP Networks net sales of EUR 1 400 million, Optical Networks net sales of EUR 1 025 million and Fixed Networks net sales of EUR 1 246 million.

Material reconciling items between total segment operating profit and the group operating profit

EUR million	Q2’24	Q2’23	Q1-Q2’24	Q1-Q2’23

Total segment operating profit	423	619	1 023	1 090

Divestment of businesses and associated companies	253	(4)	253	22

Restructuring and associated charges	(150)	(53)	(253)	(81)

Amortization of acquired intangible assets	(78)	(85)	(156)	(171)

Impairment and write-off of assets, net of reversals	(11)	(1)	(25)	1

Change in provisions related to past acquisitions	—	(20)	—	(20)

Costs associated with country exit	—	13	—	48

Other, net	(5)	—	(5)	1

Operating profit for the group	432	469	836	890

3. DISCONTINUED OPERATIONS AND DISPOSAL GROUPS HELD FOR SALE

In the second quarter of 2024, Nokia entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l’Etat (APE), subject to informing and consulting with the relevant employee representatives at ASN and Nokia along with other customary closing conditions and regulatory approvals. The put option agreement contemplates the sale of ASN for an enterprise value of EUR 350 million, while the final proceeds will depend on the working capital and net debt balances of ASN at closing. Upon entering into the agreement Nokia classified the assets and liabilities of ASN as held for sale and recorded an impairment loss of EUR 514 million on the measurement of ASN’s net assets to fair value less costs to sell (categorized in fair value hierarchy level 3). Beginning from the second quarter of 2024 the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as discontinued operation.

Results of discontinued operations

EUR million	Q2’24	Q2’23	Q1-Q2’24	Q1-Q2’23

Net sales	237	272	460	556

Expenses	(238)	(268)	(466)	(548)

Operating (loss)/profit	(1)	4	(7)	9

Financial income and expenses	3	(1)	(3)	4

Impairment loss recognized on the remeasurement to fair value less costs to sell	(514)	—	(514)	—

(Loss)/profit from discontinued operations before tax	(512)	3	(524)	12

Income tax expense	—	(1)	(1)	(4)

(Loss)/profit from discontinued operations(1)	(512)	2	(525)	8

(1) Loss/profit from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EUR million	Q2’24	Q2’23	Q1-Q2’24	Q1-Q2’23

Net cash flows (used in)/from operating activities	(16)	(48)	3	(218)

Net cash flows used in investing activities	(13)	(11)	(21)	(19)

Net cash flows used in financing activities	(4)	(4)	(8)	(9)

Net cash flow used in discontinued operations	(33)	(63)	(26)	(246)

Assets and liabilities of disposal group classified as held for sale

EUR million	30 June 2024
ASSETS

Property, plant and equipment	65

Deferred tax assets	81

Inventories	181

Trade receivables	103

Contract assets	242

Other current financial and firm commitment assets(1)	77

Other assets	51

Cash and cash equivalents	28

Assets held for sale(2)	828

LIABILITIES

Lease liabilities	30

Provisions	45

Other financial and firm commitment liabilities(1)	83

Trade payables	80

Contract liabilities	272

Accrued expenses related to customer projects	166

Other liabilities	126

Liabilities associated with assets held for sale	801

(1)	Other current financial assets include EUR 26 million of derivative assets and other financial liabilities include EUR 68 million of derivative liabilities.
(2)

The comparative amount for assets held for sale at 31 December 2023 of EUR 79 million relates to the the carrying amount of Nokia’s investment in TD Tech Holding Limited and the assets of Device Management and Service Management Platform businesses which were both disposed of in the second quarter of 2024.

4. NET SALES

Management has determined that Nokia’s geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia’s primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia’s technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Group net sales by region

EUR million	Q2’24	Q2’23	YoY change	Q1-Q2’24	Q1-Q2’23	YoY change

Americas	1 559	1 523	2%	2 763	3 421	(19)%

Latin America	216	230	(6)%	388	462	(16)%

North America	1 343	1 293	4%	2 374	2 959	(20)%

APAC	1 068	1 913	(44)%	2 015	3 681	(45)%

Greater China	295	344	(14)%	537	680	(21)%

India	329	1 043	(68)%	594	1 896	(69)%

Rest of APAC	445	527	(16)%	884	1 105	(20)%

EMEA	1 839	2 003	(8)%	4 133	3 912	6%

Europe	1 366	1 525	(10)%	3 200	2 998	7%

Middle East & Africa	473	478	(1)%	933	915	2%

Total	4 466	5 438	(18)%	8 910	11 013	(19)%

Segment net sales by region

EUR million	Q2’24	Q2’23	YoY change	Q1-Q2’24	Q1-Q2’23	YoY change

Network Infrastructure	1 522	1 706	(11)%	2 961	3 670	(19)%

Americas	662	653	1%	1 207	1 517	(20)%

APAC	314	405	(22)%	601	890	(32)%

EMEA	546	649	(16)%	1 154	1 263	(9)%

Mobile Networks	1 970	2 623	(25)%	3 547	5 190	(32)%

Americas	698	582	20%	1 114	1 286	(13)%

APAC	602	1 344	(55)%	1 111	2 464	(55)%

EMEA	670	697	(4)%	1 322	1 439	(8)%

Cloud and Network Services	615	742	(17)%	1 266	1 501	(16)%

Americas	197	275	(28)%	440	580	(24)%

APAC	149	158	(6)%	295	316	(7)%

EMEA	268	308	(13)%	531	605	(12)%

Nokia Technologies	356	334	7%	1 113	576	93%

Group Common and Other(1)	3	33	(91)%	23	76	(69)%

Total	4 466	5 438	(18)%	8 910	11 013	(19)%

(1)	Includes eliminations of inter-segment revenues.

Net sales by customer type

EUR million	Q2’24	Q2’23	YoY change	Q1-Q2’24	Q1-Q2’23	YoY change

Communications service providers (CSP)	3 591	4 561	(21)%	6 816	9 286	(27)%

Enterprise	516	510	1%	959	1 076	(11)%

Licensees	356	334	7%	1 113	576	93%

Other(1)	3	32	(91)%	23	75	(69)%

Total	4 466	5 438	(18)%	8 910	11 013	(19)%

(1)

Includes net sales of Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from communications service providers and enterprise customers.

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 95% of its defined benefit obligations and 98% of the plan assets at 30 June 2024. Nokia’s pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 30 June 2024, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2023): US Pension 5.20% (4.67%), US OPEB 5.20% (4.68%), Germany 3.60% (3.17%) and UK 5.13% (4.51%).

The funded status of Nokia’s defined benefit plans (before the effect of the asset ceiling) increased from 126.1%, or EUR 4 332 million, at 31 March 2024 to 128.1% or EUR 4 548 million, at 30 June 2024. During the quarter the global defined benefit plan asset portfolio was invested approximately 72% in fixed income, 6% in equities and 22% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	30 June 2024			30 June 2023			31 December 2023
EUR million	Pensions(1)	US OPEB	Total	Pensions(1)	US OPEB	Total	Pensions(1)	US OPEB	Total

Net asset/(liability) recognized 1 January	4 755	(796)	3 959	5 273	(978)	4 295	5 273	(978)	4 295

Recognized in income statement	22	(19)	3	32	(23)	9	77	(46)	31

Recognized in other comprehensive income	152	120	272	(195)	49	(146)	(409)	66	(343)

Contributions and benefits paid	82	—	82	103	6	109	136	7	143

Exchange differences and other movements(2)	177	(30)	147	(99)	12	(87)	(322)	155	(167)

Net asset/(liability) recognized at the end of the period	5 188	(725)	4 463	5 114	(934)	4 180	4 755	(796)	3 959

(1)	Includes pensions, retirement indemnities and other post-employment plans.
(2)

Includes Section 420 transfers, medicare subsidies and other transfers, including a reclassification of EUR 17 million defined benefit obligation to liabilities associated with assets held for sale in the second quarter of 2024.

Funded status

EUR million	30 June 2024	31 March 2024	31 December 2023	30 September 2023	30 June 2023

Defined benefit obligation	(16 202)	(16 590)	(16 868)	(16 632)	(17 712)

Fair value of plan assets	20 750	20 922	20 914	20 818	21 993

Funded status	4 548	4 332	4 046	4 186	4 281

Effect of asset ceiling	(85)	(82)	(87)	(91)	(101)

Net asset recognized at the end of the period	4 463	4 250	3 959	4 095	4 180

6. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 30 June 2024, Nokia has recognized deferred tax assets of EUR 3.7 billion (EUR 3.9 billion at 31 December 2023). In addition, at 30 June 2024 assets held for sale include EUR 81 million of deferred tax assets related to disposal group held for sale.

In addition, at 30 June 2024, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2023), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For items related to discontinued operations, please refer to Note 3. Discontinued operations and disposal groups held for sale. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2023.

	Carrying amounts						Fair value
30 June 2024	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income(1)

EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total

Non-current interest-bearing financial investments	438	—	—	—	—	438	445

Investments in venture funds	—	2	—	797	—	799	799

Other non-current financial assets	161	—	102	—	43	306	306

Other current financial assets	317	—	—	—	23	340	340

Derivative assets	—	—	89	—	—	89	89

Trade receivables	—	—	—	—	3 572	3 572	3 572

Current interest-bearing financial investments	751	—	1 112	—	—	1 863	1 854

Cash and cash equivalents	5 337	—	1 516	—	—	6 853	6 853

Total financial assets	7 004	2	2 819	797	3 638	14 260	14 258

Long-term interest-bearing liabilities	2 747	—	—	—	—	2 747	2 803

Other long-term financial liabilities	27	—	—	43	—	70	70

Short-term interest-bearing liabilities	932	—	—	—	—	932	932

Other short-term financial liabilities	75	—	—	475	—	550	550

Derivative liabilities	—	—	216	—	—	216	216

Discounts without performance obligations	353	—	—	—	—	353	353

Trade payables	2 901	—	—	—	—	2 901	2 901

Total financial liabilities	7 035	—	216	518	—	7 769	7 825

	Carrying amounts						Fair value
31 December 2023	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income(1)

EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total

Non-current interest-bearing financial investments	715	—	—	—	—	715	717

Investments in venture funds	—	5	—	779	—	784	784

Other non-current financial assets	161	—	96	—	59	316	316

Other current financial assets	263	—	—	—	22	285	285

Derivative assets	—	—	134	—	—	134	134

Trade receivables	—	—	—	—	4 921	4 921	4 921

Current interest-bearing financial investments	874	—	691	—	—	1 565	1 565

Cash and cash equivalents	4 791	—	1 443	—	—	6 234	6 234

Total financial assets	6 804	5	2 364	779	5 002	14 954	14 956

Long-term interest-bearing liabilities	3 637	—	—	—	—	3 637	3 614

Other long-term financial liabilities	33	—	—	28	—	61	61

Short-term interest-bearing liabilities	554	—	—	—	—	554	555

Other short-term financial liabilities	65	—	—	471	—	536	536

Derivative liabilities	—	—	286	—	—	286	286

Discounts without performance obligations	404	—	—	—	—	404	404

Trade payables	3 423	—	—	—	—	3 423	3 423

Total financial liabilities	8 116	—	286	499	—	8 901	8 879

(1)	No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities

1 January 2024	779	(499)

Net gains in income statement	12	(6)

Additions	29	(13)

Deductions	(18)	—

Transfer out of level 3	(5)	—

30 June 2024	797	(518)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 7 million related to level 3 financial instruments held at 30 June 2024 was included in the profit and loss during 2024 (net loss of EUR 42 million related to level 3 financial instruments held at 31 December 2023 during 2023).

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 June 2024	30 June 2023	31 December 2023

Nokia Corporation	2.00% Senior Notes	EUR	378	3/2024	—	368	375

Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	500	500	500

Nokia Corporation	NIB R&D Loan(1)	EUR	83	5/2025	83	167	167

Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	289	283	289

Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	611	595	614

Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	437	427	430

Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	69	68	67

Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	473	460	479

Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	193	191	187

Nokia Corporation	4.375% Sustainability-linked Senior Notes(2)	EUR	500	8/2031	497	489	510

Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	452	471	463

Nokia Corporation and various subsidiaries	Other liabilities				75	152	110

Total					3 679	4 171	4 191

(1)	The remaining loan from the Nordic Investment Bank (NIB) is repayable in one annual installment in 2025.
(2)

The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia’s key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia’s Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.

Nokia has a committed Revolving Credit Facility with nominal value of EUR 1 412 million maturing in June 2026. For information about Nokia’s uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2023. All borrowings and credit facilities are senior unsecured and have no financial covenants.

9. PROVISIONS

EUR million	Restructuring	Warranty	Litigation and Environmental	Project losses	Other(1)	Total

At 1 January 2024	255	200	251	110	446	1 262

Charged to income statement

Additions	222	133	34	4	103	496

Reversals	—	(13)	(12)	—	(64)	(89)

Total charged to income statement	222	120	22	4	39	407

Utilized during period(2)	(249)	(64)	(51)	(4)	(51)	(419)

Translation differences and other(3)	—	(38)	4	1	(8)	(41)

At 30 June 2024	228	218	226	111	426	1 209

Non-current	108	19	152	91	163	534

Current	120	199	74	19	263	676

(1)

Other provisions include provisions for various obligations such as material liability, indirect tax provisions, divestment-related provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

(2)	The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 75 million remained in accrued expenses at 30 June 2024.
(3)	Includes reclassifications of EUR 37 million of warranty provision and EUR 8 million of other provisions to liabilities associated with assets held for sale.

10. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 June 2024	30 June 2023	31 December 2023

Contingent liabilities on behalf of group companies

Guarantees issued by financial institutions

Commercial guarantees	1 519	1 317	1 477

Non-commercial guarantees	502	574	615

Corporate guarantees

Commercial guarantees	305	497	325

Non-commercial guarantees	33	32	35

Financing commitments

Customer finance commitments	4	17	5

Venture fund commitments	365	399	381

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management’s expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia’s annual consolidated financial statements for 2023:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND (fair, reasonable and non-discriminatory terms) and antitrust claims against Nokia and others. The antitrust claims were dismissed and the decision became final in 2022. Continental also brought breach of contract and FRAND-related claims against Nokia in 2021. Continental has now withdrawn that action.

Amazon

In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries. The patents in suit cover video-related technologies implemented in Amazon’s services and devices.

HP

In 2023, Nokia commenced patent infringement proceedings against HP in several countries. The patents in suit cover video coding technologies implemented in HP’s products.

Verifone

In 2024, Nokia commenced patent infringement proceedings against Verifone in several countries, in relation to patents covering cellular technologies implemented in Verifone’s devices.

Alternative performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

This section provides summarized information on the alternative performance measures included in this interim report as well as reconciliations of the alternative performance measures to the amounts presented in the financial statements.

Performance measure	Definition	Purpose

Total cash and interest-bearing financial investments	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.

Net cash and interest-bearing financial investments	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities.	Net cash and interest-bearing financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.

Free cash flow	Net cash flows from operating activities less purchases of property, plant and equipment and intangible assets (capital expenditures).	Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.

Total cash and interest-bearing financial investments

EUR million	30 June 2024	31 March 2024	31 December 2023	30 September 2023	30 June 2023

Cash and cash equivalents	6 853	6 561	6 234	4 605	5 106

Non-current interest-bearing financial investments	438	509	715	794	865

Current interest-bearing financial investments	1 863	1 837	1 565	1 698	1 860

Total cash and interest-bearing financial investments	9 154	8 907	8 514	7 097	7 831

Net cash and interest-bearing financial investments

EUR million	30 June 2024	31 March 2024	31 December 2023	30 September 2023	30 June 2023

Cash and cash equivalents	6 853	6 561	6 234	4 605	5 106

Non-current interest-bearing financial investments	438	509	715	794	865

Current interest-bearing financial investments	1 863	1 837	1 565	1 698	1 860

Total cash and interest-bearing financial investments	9 154	8 907	8 514	7 097	7 831

Long-term interest-bearing liabilities(1)	2 747	3 124	3 637	3 562	3 584

Short-term interest-bearing liabilities(1)	932	646	554	575	587

Total interest-bearing liabilities	3 679	3 770	4 191	4 137	4 171

Net cash and interest-bearing financial investments	5 475	5 137	4 323	2 960	3 660

(1)	Lease liabilities are not included in interest-bearing liabilities

Free cash flow

EUR million	Q2’24	Q2’23	Q1-Q2’24	Q1-Q2’23

Net cash flows from operating activities	489	(333)	1 556	(250)

Purchase of property, plant and equipment and intangible assets	(95)	(127)	(207)	(359)

Free cash flow	394	(460)	1 349	(609)